Dolly Varden Silver Announces NYSE American Listing Approval

Vancouver, British Columbia - April 15, 2025 - Dolly Varden Silver Corporation (TSXV: DV) (OTCQX: DOLLF) (the "Company" or "Dolly Varden") announces that its common shares have been approved for listing on the NYSE American, LLC (the "NYSE American"). The Company's common shares are expected to begin trading on the NYSE American under its new symbol "DVS" on April 21, 2025 or as soon thereafter as is permissible pursuant to applicable exchange rules and securities laws. The common shares are expected to continue to trade on the OTCQX until the close of market on or around April 17, 2025. Current stockholders of the Company do not need to take any action prior to the Company's expected listing on the NYSE American.

Shawn Khunkhun, President and CEO, stated, "By listing on the NYSE American, we are gaining access to the world's largest and most liquid equity markets, which we believe will create significant value for our shareholders. This move will make it much easier for both institutional and retail investors in the U.S. to invest in Dolly Varden through platforms they already use. With our advanced past-producing and exploration projects, we believe Dolly Varden presents a strong opportunity for American investors seeking exposure to high-grade silver in a secure jurisdiction."

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward-Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Such forward-looking statements included in this news release include: the Company's proposed listing of Common Shares on the NYSE American and the timing and benefits thereof.  Forward-Looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, that the Company may be unable to satisfy the conditions of listing on the NYSE American, which include the Company's Form 40-F registration statement becoming effective prior to the listing date and the Company satisfying all of the NYSE American's listing requirements through and after the date of listing; price volatility of the Company's share price and the trading markets more generally; tariff actions by the U.S. government and other governments; risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and absence of any assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated March 28, 2024 for the year ended December 31, 2023 and other documents filed by the Company with the Canadian securities regulatory authorities, which are available on SEDAR+ at www.sedarplus.ca, and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137,
www.dollyvardensilver.com.